# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Workhorse Group Inc., CIK 0001425287
CUSIP: 98138J503
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 100 COMMERCE DRIVE, LOVELAND, Ohio (OH), 45140
Date of event which requires filing of this statement: 12/15/2025
Filed by CIK 0002097390
Persons authorized to receive notices and communications: Gary Magness, 4643 South Ulster Street, Suite 1400, Denver, Colorado (CO), 80237, 3033.572.6400

## Reporting persons
- Motive GM Holdings II, LLC (CIK 0002097390): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 6,629,800; shared voting power 0; sole dispositive power 6,629,800; shared dispositive power 0; aggregate amount beneficially owned 6,629,800 (62.8% of the class)
- Gary Magness: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 6,629,800; sole dispositive power 0; shared dispositive power 6,629,800; aggregate amount beneficially owned 6,629,800 (62.8% of the class)
- GMIT Lending Company, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 6,629,800; sole dispositive power 0; shared dispositive power 6,629,800; aggregate amount beneficially owned 6,629,800 (62.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: Workhorse Group Inc.
Address of issuer's principal executive offices: 100 COMMERCE DRIVE, LOVELAND, Ohio (OH), 45140

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed jointly by Motive GM Holdings II LLC, a Delaware limited liability company ("MGMH II"), Gary Magness and GMIT Lending Company, LLC, a Delaware limited liability company ("GMIT Lending" and collectively with Mr. Magness and MGMH II, the "Reporting Persons"). The joint filing agreement of the Reporting is attached as an exhibit to this Schedule 13D.
MGMH II is the record holder of the shares of common stock, par value $0.001 per share (the "Common Stock") of Workhorse Group Inc. (the "Issuer") and Mr. Magness is the manager of MGMH II.
Residence or business address: The principal business address of each of the Reporting Persons is 4643 South Ulster Street, Suite 1400, Denver, CO 80237.
Present principal occupation or employment: The principal business of MGMH II is investing and the occupation of Mr. Magness is the Chairman of GMAG Holdings Corp., the principal business of which is managing a diverse portfolio of investments and operating businesses.
Criminal convictions in the last five years: None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons have, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: MGMH II is a Delaware limited liability company and Mr. Magness is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons acquired the shares of Common Stock reported herein as consideration pursuant to the Merger Agreement (as defined below).

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Items 3 and 6 hereof is hereby incorporated by reference into this Item 4.
On December 15, 2025, pursuant to that Agreement and Plan of Merger (the "Merger Agreement") by and among the Issuer, Omaha Intermediate 2, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer ("Intermediate Parent"), Omaha Intermediate, Inc., a Delaware corporation and wholly-owned subsidiary of Intermediate Parent ("Intermediate"), Omaha Merger Subsidiary, Inc., a Delaware corporation and wholly-owned subsidiary of Intermediate ("Merger Subsidiary"), and Motiv Power systems, Inc., a Delaware corporation ("Motiv"), Merger Subsidiary merged with an into Motiv (the "Merger") and Motiv became a direct, wholly-owned subsidiary of Intermediate and an indirect, wholly-owned subsidiary of the Issuer. Pursuant to the Merger Agreement, upon consummation of the Merger, MGMH II acquired 6,629,800 shares of the Issuer's Common Stock in exchange for indebtedness of Motive held by MGMH II.
The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as an exhibit hereby and incorporated herein by reference.
On August 15, 2025, the Issuer issued to MGMH II a Subordinated Secured Convertible Note with an aggregate original principal amount of $5 million (the "Convertible Note").
The foregoing description of the Convertible Note does not purport to be complete and is qualified in its entirety by reference to the Convertible Note which is filed as an exhibit hereto and incorporated herein by reference.
The Reporting persons may engage in discussions with management, the Issuer's Board, other shareholders of the Issuer and other relevant parties concerning the business, operations, board composition, management strategy and future plans of the Issuer. As a result of these activities, the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in one or more of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D.
The Reporting Persons intend to reexamine their investment from time to time and, depending on prevailing market conditions, other investment opportunities, liquidity requirements or other investment considerations, the Reporting Persons deem material, the Reporting Persons may from time to time acquire additional shares of Common Stock int he open market, block trades, negotiated transactions, or otherwise, The Reporting Persons may also dispose of all or a portion of the Issuer's securities, in open market, block trades or privately negotiated transactions, or otherwise.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information relating to the number and percentage of shares of Common Stock beneficially owned by the Reporting Persons is set forth in rows 11 - 13 of the cover pages of this Schedule 13D and is incorporated herein by reference.

The percentages set forth in row 13 of the cover pages is calculated based on a total of 10,560,661 shares of Common Stock outstanding as of December 15, 2025, as reported to the Reporting Persons by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: The information relating to the voting and dispositive powers of the Reporting Persons is set forth in rows 7-10 of the cover pages of this Schedule 13D and is incorporated herein by reference.
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions in shares of Common Stock during the 60 days preceding the date of this report, except as described in Item 4 of this Schedule 13D, which information is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 above is hereby incorporated herein by reference.
The Issuer entered into a registration rights agreement with MGMH II dated December 15, 2025 (the "Registration Rights Agreement"). Under the terms of the Registration Rights Agreement, the holders of a majority of the Registrable Securities (as defined in the Registration Rights Agreement) have the right to demand that the Issuer file a registration statement with respect to the Registrable Securities. In addition, MGMH II has piggyback registration rights, pursuant to which, if the Issuer proposes to file a registration statement under the Securities Act or to conduct a public offering of its equity securities for its own account or the account of other persons, the Issuer will provide written notice to holders of Registrable Securities at least ten (10) days prior to the proposed filing (or, int he case of a public offering off an effective shelf registration statement, prior to the anticipated pricing or trade date), offering such holders the opportunity to include their Registrable Securities in such registration statement or public offering, subject to customary exclusions, including registrations on From S-4 or Form S-8, employee benefit plan offerings, sales pursuant to at-the-market- programs or similar continuous offering programs then in effect, and issuances pursuant to any equity line or similar committed equity purchase facility then in effect. The Issuer is required to pay all registration expenses (other than underwriting discounts and selling commissions) and the reasonable fees and expenses of a single counsel for the selling shareholders, related to any demand or piggyback registration.
An affiliate of the Reporting Person entered into a Purchase and Sale Agreement and related Lease (the Sale-Leaseback") with a subsidiary of the Issuer pursuant to a sale-leaseback transaction involving the Issuer's Union City, Indiana facility. The Reporting Person may be deemed to have indirect interests in such agreements. These agreements do not relate to, or provide for, the voting or disposition of the Shares reported herein. The foregoing description of the Purchase and Sale Agreement and the Lease does not purport to be complete and is qualified in its entirety by reference to such agreement, which will be filed as exhibits to, and incorporated herein by reference.
The Issuer entered into debt financing agreements with MGMH II, dated December 15, 2025 (the "Debt Financing Agreements"). Under the terms of the Debt Financing Agreements, $10 million is available in a revolving cash flow credit facility and an additional $40 million is available to fund manufacturing costs associated with confirmed purchase orders of the combined company in a revolving "customer order" facility.
The foregoing description of the agreements in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the exhibits hereto and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement dated as of December 15, 2025.
99.2 Agreement and Plan of Merger dated August 15, 2025 by and among Workhorse Group Inc, Omaha Intermediate 2, Inc., Omaha Intermediate, Inc., Omaha Merger Subsidiary, Inc. and Motive Power Systems Inc. (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the SEC on August 15, 2025)
99.3 Subordinated Secured Convertible Note dated August 15, 2025 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on August 15, 2025).
99.4 Registration Rights Agreement dated December 15, 2025 (incorporated by reference to 10.6 to the Issuer's Current Report on Form 8-K filed with the SEC on December 15, 2025).
99.5 The Sale Leaseback Agreement dated August 15, 2025 (incorporated by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8-K filed with the SEC on August 15, 2025).
99.6 The Debt Financing Agreements dated December 15, 2025 (incorporated by reference to Exhibits 10.1 and 10.2 to the Issuer's Current Report on Form 8-K filed with the SEC on December 15, 2025).

## Signatures
- Motive GM Holdings II, LLC: /s/ Gary Magness, Manager (12/16/2025)
- Gary Magness: /s/ Gary Magness, Individual (12/16/2025)
- GMIT Lending Company, LLC: /s/ Gary Magness, Manager (12/16/2025)